FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a - 16 or 15d - 16 of

the Securities Exchange Act of 1934

For the month of October, 2003

HSBC Holdings plc

42nd Floor, 8 Canada Square, London E14 5HQ, England

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F).

Form 20-F   X              Form 40-F ......

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934).

Yes.......          No    X

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ..............).

The following news release was issued today by The Saudi British Bank, a 40 per cent indirectly-held associate of HSBC Holdings plc.

THE SAUDI BRITISH BANK

THIRD QUARTER 2003 RESULTS - HIGHLIGHTS

* Net profit of SAR912 million (US$243 million) for the nine months ended 30 September 2003 - up SAR176 million (US$47 million) or 24.0 per cent over the same period in 2002.

* Customer deposits of SAR36.3 billion (US$9.7 billion) at 30 September 2003 - up SAR2.1 billion (US$0.6 billion) or 6.4 per cent over 30 September 2002.

* Loans and advances to customers of SAR24.1 billion (US$6.4 billion) at 30 September 2003 - up SAR4.8 billion (US$1.3 billion) or 25.1 per cent over 30 September 2002.

* Total assets of SAR48.2 billion (US$12.9 billion) at 30 September 2003 - up SAR4.4 billion (US$1.2 billion) or 9.9 per cent over 30 September 2002.

* Earnings per share of SAR22.80 (US$6.08) for the nine months ended 30 September 2003 - up 24.0 per cent from SAR18.39 (US$4.90) over the same period in 2002.

Commentary

The Saudi British Bank (SABB) recorded a net profit of SAR912 million (US$243 million) for the nine months ended 30 September 2003. This represents an increase of 24.0 per cent over the SAR736 million (US$196 million) earned in the same period in 2002. Earnings per share increased to SAR22.80 (US$6.08) compared to SAR18.39 (US$4.90) in the same period last year.

Customer deposits increased to SAR36.3 billion (US$9.7 billion) at 30 September 2003 from SAR34.2 billion (US$9.1 billion) at 30 September 2002.

Loans and advances to customers were higher at SAR24.1 billion (US$6.4 billion) at 30 September 2003 from SAR19.3 billion (US$5.1 billion) at 30 September 2002.

The bank's investment portfolio totalled SAR19.6 billion (US$5.2 billion) at 30 September 2003, a small increase from SAR19.4 billion (US$5.2 billion) at 30 September 2002.

Geoff Calvert, managing director, said: "The Saudi British Bank has continued to build on its solid first-half performance. Operating revenues have continued to grow, particularly non-funds income which has benefited from buoyant local equity markets. Our capital and liquidity positions remain strong.

"We continue to experience strong demand for all our banking services, particularly in our Al Amanah Islamic services. Strong growth in both personal and corporate lending has continued, while at the same time asset quality has been maintained. "The bank is proud to have received awards recently for the 'Best Bank' and the 'Best Equities House' in Saudi Arabia from Euromoney magazine. This success is a reflection of our commitment to putting our customers first.

"We thank our customers for their support and our staff for their commitment and contribution to the bank's success."

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

HSBC Holdings plc

                                                                                                                                                                                             By:

                                                                                                                                                                                             Name: P A Stafford

                                                                                                                                                                                             Title: Assistant Group Secretary

                                                                                                                                                                                             Date: October 14, 2003